SEC MAIL PROCESSING SECTION
RECEIVED MAR - 4 2003 181
WASH., D.C.

UF 3-5-03

03012949

STATES
:HANGE COMMISSION
., D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 47006 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2002 AND ENDING 12/31/2002
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UNIVEST SECURITIES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 BROADWAY, SUITE 2200
(No. and Street)

NEW YORK, NY 10013
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
YING CUI 212-966-0996
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YIN SHEN CO. CPA
(Name – *if individual, state last, first, middle name*)

3150 140TH STREET, SUITE 6C, FLUSHING, NY 11354
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 20 2003

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, YING CUI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UNIVEST SECURITIES, INC., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF NEW YORK
COUNTY OF NEW YORK
SWORN TO BEFORE ME
THIS 25 DAY OF Feb 2003

Signature

PRESIDENT, CEO

Title

Notary Public

STANLEY TISCHLER
COMMISSIONER OF DEEDS
CITY OF NEW YORK-NO. 4-3961
CERTIFICATE FILED IN NEW YORK COUNTY
COMMISSION EXPIRES MAY 1, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

## Independent Auditor's Report

Board of Directors
Univest Securities, Inc.:

We have audited the accompanying statement of financial condition of Univest Securities, Inc. as of December 31, 2002, and related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Univest Securities, Inc. at December 31, 2002, and the results of their operation and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is presented for purposes of additional analysis and not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all respects in relation to the basic financial statements taken as a whole.

Yin Shen Co. CPA

New York, New York
February 26, 2003

UNIVEST SECURITIES, INC.

Statement of Financial Condition
December 31, 2002

## ASSETS

| | |
|---|---|
| Cash & cash equivalent | 801,181 |
| Commission and other receivable | 61,132 |
| Deposit with Clearing House(Principal $50,000) | 50,000 |
| Other securities | 274,559 |
| Furniture, equipment at cost, | 91,718 |
| Less accumulated depreciation | (76,315) |
| Other assets | 97,687 |
| Total assets | $ 1,299,962 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| Liabilities | |
| Commission payable | $ 52,714 |
| Securities Borrowed | 54,570 |
| Other payable | 43,499 |
| Income tax payable | 540 |
| Deferred tax liabilities | 2,520 |
| Total liabilities | 153,842 |
| Stockholders' Equity | |
| Common stock | 232,500 |
| Additional paid-in capital | 784,375 |
| Treasury stock | 0 |
| Retained earnings | 129,244 |
| Total stockholders' equity | 1,146,119 |
| Total liabilities and stockholders' equity | $ 1,299,962 |
| | 0 |

The accompanying notes are an integral part of these financial statements

UNIVEST SECURITIES, INC.

Statement of Income
for the Year Ended December 31, 2002

| | |
|---|---|
| REVENUES: | |
| Commissions and service income | $ 1,017,218 |
| Principal transactions | (190,782) |
| Interest and dividends | 10,033 |
| Other income | 404,372 |
| | $ 1,240,841 |
| EXPENSES: | |
| Employee compensation and benefits | $ 372,068 |
| Exchange, and clearing fees | 18,503 |
| Commission to other broker and dealer | 299,134 |
| Communications and data processing | 78,540 |
| Advertising and Promotion | 15,205 |
| Occupancy | 68,469 |
| Service and consulting fee | 284,011 |
| Other expenses | 118,501 |
| | 1,254,430 |
| INCOME BEFORE INCOME TAXES | (13,589) |
| PROVISION FOR INCOME TAXES | 1,781 |
| NET INCOME (LOSS) | $ (15,370) |

The accompanying notes are an integral part of these financial statements

UNIVEST SECURITIES, INC.

Statement of Changes in Stockholders' Equity
for the Year Ended December 31, 2002

| | Capital Stock | | | | Treasury | | |
|---|---|---|---|---|---|---|---|
| | Common | | Additional | | stock - common | | Total |
| | Shares | Amount | Paid-in Capital | Retained Earnings | shares | Amount | Stockholders' Equity |
| Balance at December 31, 2001 | 200 | $ 232,500 | 755,621 | 473,369 | - | - | 1,461,490 |
| | | | | | | | - |
| Net income(loss) | | | | (15,370) | | | (15,370) |
| Changes in Capital | 0 | | 28,754 | (328,755) | - | - | (300,001) |
| Balance at December 31, 2002 | 200 | 232,500 | 784,375 | 129,244 | 0.00 | 0.00 | $ 1,146,119 |

The accompanying notes are an integral part of these financial statements

Notes to financial Statements (cont.)

3. Securities owned

The Company owned marketable securities as December 31, 2002 are corporate stocks which worth $274,559; Treasury bill for $50,000 as good faith deposit; NASD warrants for $3,300 and NSAD common stock for $15,600.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule(SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall neither exceed 15 to 1 nor the dollar amount of $100,000, whichever is larger. At December 31, 2002, the Company had net capital of $988,568 which was $888,568 in excess of its required net capital. The company's net capital ratio was 0.10 to 1.

5. Income tax

The Company paid and accrued , state and local corporation income taxes in in 2002. There was no federal income tax due to S corporation status. The deferred income tax is due to the time difference of accelerated depreciation. Liabilities of income tax payable as of December 31, 2002 is as follows:

| | *Current* | *Deferred* | *Total* |
|---|---|---|---|
| Federal | $0 | 0 | 0 |
| New York State | 632 | 664 | 1,296 |
| New York City | 597 | 627 | 1,224 |
| | 1,229 | 1,291 | $2,520 |

For the tax purpose, the Company made an election by a Small business Corporation under section 1362 of the Internal revenue Service as well as an election by a federal S Corporation to be treated as a New York S Corporation since 1997. There was no federal income tax provision.

6. Contingence

The Company's office lease expired in year of 2000. Current lease is based on month by month method.

7. Pension plan

The Company adopted Savings Incentive Match Plans for Employees (SIMPLE) plan for certain eligible employees since 1997. The Company chosen the elective contribution matching with the employees salary reduction contribution.

8. The Company opened an another local branch office in year 2000 and received a good faith deposit in the amount of $43,869 as of December 31, 2002.

Supplement Information
Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2002

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS form X-17A-5.

SCHEDULE I

UNIVEST SECURITIES, INC.
Computation of Net capital Under rule 15c3-1 of the
Securities and Exchange Commission

As of December 31, 2002

| | | |
|---|---|---|
| NET CAPITAL | | |
| Total stockholders' equity | | $1,146,119 |
| Deduct stockholders' equity not allowable for net capital | | 0 |
| Total stockholders' equity qualified for net capital | | 1,146,119 |
| Deductions: | | |
| Nonallowable assets | | |
| Furniture, and equipment, net | (15,404) | |
| Other assets | (97,994) | (113,397) |
| | | 1,032,722 |
| Net capital before haircuts on securities positions | | |
| Haircuts on securities | | |
| Trading and investment securities | | |
| Other securities | (41,184) | |
| Exempted securities | 0 | |
| Options | (2,970) | (44,154) |
| NET CAPITAL | | $988,568 |
| AGGREGATE INDEBTEDNESS | | |
| Commission payable | 52,714 | |
| Other payable and accrued expenses | 46,559 | 99,272 |
| Total aggregate indebtedness | | $99,272 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT | | |
| Minimum net capital required: | | 6,618 |
| Minimum dollar required: | | $100,000 |
| Excess net capital | | $888,568 |
| Excess net capital at 1,000% (Net capital - 10% of AI) | | $978,641 |
| Ratio: Aggregate indebtedness to net capital | | 0.10 |

Schedule I (cont.)

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2002)

| | | |
|---|---|---|
| Net capital, as reported in Company's Part II (unaudited) FOCUS report | | $988,568 |
| Adjustments: | | |
| Accrued accrued expenses | $0 | |
| | | - |
| Net capital per above | | $988,568 |

Schedule II

UNIVEST SECURITIES, INC.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2002

Univest Securities, Inc. is an introducing broker and is exempt from the provision of SEC Rule 15c3-3 under Subsection (k)(2)(B). The conditions of exemption are being maintained.

President

Univest Securities, Inc.
February 26, 2003

**Report on Internal Control Structure Required by SEC Rule 17A-5**
**For a Broker-dealer Claiming an Exemption from SEC Rule 15c3-3**

Board of Directors
Univest Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of Univest Securities, Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve system, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph, In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance